August 19, 2024

Lauren Hamill, Staff Attorney

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bioquest Corp.
Offering Statement on Form 1-A, as amended
Initially Filed May 15, 2024
File No. 024-12436

Dear Ms. Hamill:

This letter sets forth the request of BioQuest Corp., (“BQST” or the “Company”) for Qualification of its Regulation A Offering on Form 1-A, as amended.

Kindly be advised that BioQuest Corp. (the “Company”) requests that its Regulation A Offering, as amended, be qualified on Wednesday, August 21, 2024 at 3pm (est) or as soon as practical thereafter. The Company confirms that the State of Georgia is prepared to qualify the Offering.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 978-4425. Thank you for your attention to this matter.

Sincerely,

/s/ Thomas Hemingway
CEO and Director